Points International Ltd. Appoints New Chief Financial Officer

TORONTO, Apr. 5—Points International Ltd. (TSX: PTS; OTC BB: PTSEF)—owner and operator of the world's leading reward-management portal, Points.com—announced today the appointment of Anthony Lam as Chief Financial Officer of the Company, effective April 23, 2007.

Mr. Lam comes to Points International with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. Before joining Points International, he served as Corporate Controller / Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company which trades on the Toronto, NASDAQ and London stock exchanges. While there, he was active in driving financial performance, financial reporting, cash management and corporate compliance with SOX404/Bill198 requirements and gained valuable regulatory experience in a multiple jurisdiction listing environment. Mr. Lam's time at Cryptologic coincided with annual revenue growth from US$34 million in 2002 to US$104 million in 2006.

Prior to CryptoLogic, Mr. Lam held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. (acquired by Hummingbird Inc. and currently trading as part of Open Text Corporation) and Microforum Inc. where he was involved in various merger and IPO activity. Mr. Lam started his career with PricewaterhouseCoopers LLP. He is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of Toronto.

"We are very pleased that Anthony has joined the team as CFO," said Rob MacLean, Points International's Chief Executive Officer. "His significant industry experience, combined with his financial expertise, specifically his public company experience, will be a great asset in helping to shape Points' future. Anthony has helped to establish strong financial foundations at several successful companies in Canada, including implementation of Sarbanes-Oxley and other financial regulations, and has demonstrated solid leadership abilities. We are excited to have him as part of our executive team as we continue to expand our market presence and continue to build on Points' industry leading position."

"Points International has developed a compelling portfolio of products that are poised for further growth in the loyalty industry," commented Mr. Lam. "I'm extremely excited to be part of the Company's executive team and look forward to delivering on financial priorities and creating additional value for our shareholders."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
For more information contact:

Points International:
Christopher Barnard, Points International Ltd., (416) 596-6381, christopher.barnard@points.com
Corporate website: www.points.com/corporate

For investor relations:
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, allyson.pooley@icrinc.com